MAJOR LEAGUE FOOTBALL, INC.

15515 Lemon Fish Drive

Lakewood Ranch, Florida 34202

April 4, 2023

VIA EDGAR

Cara Wirth

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Major League Football Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed February 28, 2023
File No. 333-267598

Dear Ms. Wirth:

Major League Football, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s Post-Effective Amendment to its Registration Statement on Form S-1 (File No. 333-267598) filed with the Securities and Exchange Commission (“SEC”) on February 28, 2023, together with all exhibits thereto (“Post-Effective Amendment”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Post-Effective Amendment as it does not intend to pursue the public offering of the securities contemplated by the Post-Effective Amendment at this time. The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment. Based on the foregoing, the Company submits that the withdrawal of the Post-Effective Amendment is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact Eric Newlan at 940-367-6154.

Sincerely,

/s/ Francis J. Murtha
Francis J. Murtha
Chief Executive Officer